U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


SEC FILE NUMBER
1-5555
CUSIP NUMBER
949476105

[X] Form 10-Q

For Period Ended:   Fiscal quarter ending December 30, 1995

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  related to a portion of the filing checked above,  identify the item(s) to which the notification relates: N/A

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Part 1-Registrant Information

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Full Name of Registrant        Wellco Enterprises, Inc.
                               P. O. Box 188, 150 Westwood Circle
                               Address of Principal Executive Office
                               Waynesville, NC 28786
                               City, State and Zip Code

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Part III- Narrative

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Stated  below is the  reason  why  Form  10-Q  could  not be  filed  within  the prescribed period:

         On December 29, 1995 the Registrant repurchased from its major shareholder 510,424 (57.69%) of the Registrant's total common shares outstanding in exchange for cash and all 400,000 shares of Alba-Waldensian, Inc. (Alba) common stock then owned by the Registrant. The Registrant has been working with an investment banking firm and its independent auditors to finalize certain valuations which are critical to determining the proper accounting for this significant stock repurchase. This work has taken much longer than was originally anticipated, and has not been completed as of the required filing date of the Form 10-Q.

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Part IV-Other Information

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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.

David Lutz, Secretary/Treasurer       (704)                         456-3545
         (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [ x ] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ x ] Yes   [ ] No

 If  so:  attach  an  explanation  of  the  anticipated   change,   both
 narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that income before its equity in the loss of an affiliate (this investment did not exist last year), recording the stock repurchase and income taxes will be in line with the prior year's quarter. After the recording of these items, the Registrant anticipates that there may be a significant reduction in net income for the fiscal quarter ended December 30, 1995 because:

     1. It's equity in the loss of the affiliate for the quarter will be approximately $183,000.

     2. The Registrant anticipates that operating results for the quarter may include a charge related to the December 29, 1995 stock repurchase. The amount of this charge, which cannot as yet be reasonably estimated, may be significant to quarterly operating results

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Wellco Enterprises, Inc. (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    February 13, 1996                             By: /David Lutz/
                                                           -----------
                                                 David Lutz, Secretary/Treasurer






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